AH
4/19/2002

02022897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 4/18

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED APR 1 5 2002 WASH. D.C. 154 SECTION

SEC FILE NUMBER
8-39552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhangè Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2001 (MM/DD/YY) AND ENDING February 28, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foster Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8989 Rio San Diego Drive, Suite 320
(No. and Street)

San Diego (City) California (State) 92108-1657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Foster 619-299-2113 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AH
4/19/2002

OATH OR AFFIRMATION

I, Donald Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foster Securities, Inc., as of February 28, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

CHERYL APPLEBY
Commission # 1325894
Notary Public - California
San Diego County
My Comm. Expires Oct 18, 2005

CHERYL APPLEBY
Commission # 1325894
Notary Public - California
San Diego County
My Comm. Expires Oct 18, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - FEBRUARY 29, 2002

FOSTER SECURITIES
8989 RIO SAN DIEGO DRIVE, SUITE 320
SAN DIEGO, CALIFORNIA 92108

CONTENTS

PART I

Report of Independent Accountant	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7

SCHEDULE

Operating Expenses	8 - 9
Computation of Net Capital Pursuant to Rule 15c3-1	10 - 11

PART II

Statement of Internal Control	12 - 13

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Foster Securities
San Diego, California

I have audited the accompanying statement of financial condition of Foster Securities, as of February 28, 2002 and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Foster Securities's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Foster Securities as of February 28, 2002 and the results of its operation, cash flows and stockholder's equity for the year then ended in conformity with the United States of America generally accepted accounting principles.

George Brenner, CPA

Los Angeles, California
March 27, 2002

FOSTER SECURITIES
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2002

ASSETS

Cash	
Checking	$ 5,450
Savings	92,269
Special Trust	3,552
TOTAL CASH	101,271
Inventory - Bond Trading	152,113
Inventory - Equities Securities, at market value	86,410
Income Tax Refund	30,797
Investments - Securities, at market value	718,150
Property and Equipment (including depreciation of 77,415)	7,241
Advance to officer/shareholder	50,000
Deposit	2,022
Deferred Income Tax	1,000
TOTAL ASSETS	$1,149,004

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 4,000
Due Clearing Broker	6,171
Income Tax Payable - Deferred	242,400
TOTAL LIABILITIES	252,571
Shareholder's Equity	
Capital Stock - Common (Authorized 100,000 issued and outstanding 40,000 at $1 share)	40,000
Paid-in Capital	4,644
Retained Earnings	851,789
TOTAL SHAREHOLDER'S EQUITY	896,433
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$1,149,004

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 28, 2002

REVENUES		
Commissions		$ 149,848
Trading Profits		32,965
		182,813
DIRECT COSTS		
Clearing House Charges	$ 12,309	
Commissions	15,331	
		27,640
NET OPERATING REVENUE		155,173
OTHER INCOME (LOSS)		
Unrealized gains (loss)	$(242,160)	
Interest and dividends	26,230	
Realized gains	111,202	
Moving expense reimbursed	15,000	
Other	7,739	
		(81,989)
GROSS REVENUE NET OF DIRECT COSTS		73,184
OPERATING EXPENSES - SCHEDULE, Page		313,028
(LOSS) BEFORE TAX BENEFIT		(239,844)
PROVISION (BENEFIT) FOR TAXES ON INCOME		(98,854)
NET LOSS		$(140,990)

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2002

	Common Stock	Paid-in Capital	Retained Earnings
Balance, March 1, 2001	$ 40,000	$ 4,644	$992,779
Net Income (Loss)	----	----	(140,990)
Balance, February 28, 2002	$ 40,000	$ 4,644	$851,789

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2002

OPERATING ACTIVITIES

Net profit (loss)	$(140,990)
Deferred income tax	(1,000)
Depreciation	5,684
Adjustments to reconcile net income to net cash provided by operating activities:	
Tax refund	(8,777)
Commissions receivable	10,057
Investments & inventory accounts	317,320
Income tax payable - deferred	(71,400)
Due clearing broker	6,171
NET CASH REQUIRED BY OPERATING ACTIVITIES	117,065
INVESTMENT ACTIVITIES	
Deposits	2,027
Advance to officer/shareholder	(50,000)
	(47,973)
INCREASE IN CASH	69,092
Cash: Beginning of the year	32,179
Cash: End of the year	$ 101,271
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 3,073
Cash paid for income taxes	$ 800

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2002

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, Foster Securities, located in San Diego, California, is a broker-dealer registered with the Securities and Exchange Commission (SEC) under Rule 15c3-1 (K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company became qualified to do business in California on February 23, 1990. To date, its principal and only office is located in San Diego, California.

The Company marks its inventory and investment securities to market value and records the related unrealized gain or loss.

Revenue is recognized on a trade basis for transactions in the Company's securities and on a settlement date basis for transactions executed for the Company's clients.

NOTE - 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements pursuant to Rule 15c3-1 (page 9).

NOTE - 3 INCOME TAXES

The Company files its Federal and state tax returns on the cash basis of accounting. The provision for income taxes is as follows:

CURRENT PROVISION (BENEFIT)	
Federal	$(27,254)
State	800
Total	(26,454)
Deferred taxes	(72,400)
Total	$(98,854)

Deferred taxes apply principally to an unrealized gain in the Company's investment account.

Because of the current year loss, the company has elected to carry back the loss to a prior year in which Federal income taxes were paid. This results in a Federal income tax return of approximately $31,000

NOTE - 4 USE OF ESTIMATES

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Foster Securities
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended February 28, 2002 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George

George Brenner, CPA

Los Angeles, California
March 27, 2002

FOSTER SECURITIES
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED FEBRUARY 28, 2002

EXPENSES	
Advertising	$ 160
Assessments	1,155
Auto expense	4,732
Bank charges	99
Cable TV	249
Commission expense	2,549
Contributions	1,625
Depreciation	5,683
DSL lines	1,399
Dues	675
Insurance	5,978
Interest	3,073
Meals & entertainment	12,440
Office supplies & expense	5,317
Payroll taxes	11,458
Postage & delivery	3,875
Professional fees	12,321
Publications & subscriptions	2,127
Regulatory fees	497
Rent - equipment	1,121
Rent - office	21,905
Salaries	205,708
Taxes & licenses	230
Telephone & fax	4,090
Travel	4,562
TOTAL OPERATING EXPENSES	**$313,028**

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
FEBRUARY 28, 2002

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 896,433
Less non allowable assets - Schedule - Page 11	(91,060)
Less haircuts	(220,126)
Add deferred tax liability	242,400
NET CAPITAL	$ 827,647
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required 6-2/3 of total liabilities	$ 681
Minimum dollar net capital required	$ 100,000
Net Capital required greater of above amounts	$ 100,000
EXCESS CAPITAL	$ 727,647
Excess capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 826,630
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	$ 252,571
Less: Deferred tax liability	$(242,400)
	10,171
Percentage of aggregate indebtedness to net capital	0.01%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of February 28, 2002 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

None Required

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NON ALLOWABLE ASSETS
FEBRUARY 28, 2002

Advance - Officer/Shareholder	$50,000
Income Tax Refund	30,797
Deferred Income Tax	1,000
Property and equipment	7,242
Deposit	2,021
	$91,060

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Foster Securities
San Diego, CA

In planning and performing my audit of the financial statements of Foster Securities (the "Company") for the year ended February 28, 2002 I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications. and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a consideration in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees is the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-1 as of February 28, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Bases on this understanding and on my study, I believe that the Company's practices and procedures were adequate at February 28, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
March 27, 2002